SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 26, 2011

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2011

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No.11-060E
3:00 P.M. JST, May 26, 2011

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2011

Tokyo, May 26, 2011 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2011 (April 1, 2010 to March 31, 2011).

●	Consolidated operating income was significantly higher, 6.3 times the previous fiscal year’s amount, despite the large unfavorable impact of foreign exchange rates.
●	The increase in consolidated operating income was driven primarily by improved results in the Networked Products & Services segment due principally to the contribution of the game business.
●	A net loss attributable to Sony Corporation’s stockholders was recorded, mainly due to a non-cash charge to establish a valuation allowance against certain deferred tax assets in Japan.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011*
Sales and operating revenue	¥7,214.0	¥7,181.3	-0.5%	$86,521
Operating income	31.8	199.8	+528.9	2,407
Income before income taxes	26.9	205.0	+661.8	2,470
Net income (loss) attributable to	(40.8)	(259.6)	-	(3,128)
Sony Corporation’s stockholders
Net income (loss) attributable to
Sony Corporation’s stockholders
per share of common stock:
- Basic	¥(40.66)	¥(258.66)	-	$(3.12)
- Diluted	(40.66)	(258.66)	-	(3.12)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011*
Operating income	¥31.8	¥199.8	+528.9%	$2,407
Less: Equity in net income (loss) of affiliated companies	(30.2)	14.1	-	169
Add: Restructuring charges recorded within operating expenses**	124.3	67.1	-46.1	808
Add: LCD television asset impairment ***	27.1	-	-	-
Operating income, as adjusted	¥213.4	¥252.8	+18.5%	$3,046

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 83 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2011.

**  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sale, disposal or impairment of assets and other, net, in the consolidated statement of income.

*** The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income in the previous fiscal year, primarily reflected a decrease in the estimated fair value of property, plant and equipment, and certain intangible assets.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2011 to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2010 have been revised to conform to the current presentation.

Consolidated Results for the Fiscal Year Ended March 31, 2011

Sales were 7,181.3 billion yen (86,521 million U.S. dollars), a decrease of 0.5% compared to the previous fiscal year (“year-on-year”), primarily due to a decrease in sales in all segments except the CPD and NPS segments.

During the fiscal year ended March 31, 2011, the average rate of the yen was 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which was 8.4% and 16.2% higher, respectively, than the previous year.  On a local currency basis, sales increased 6% year-on-year.  For references to sales on a local currency basis, see Note on page 10.

Operating income increased 168.0 billion yen year-on-year to 199.8 billion yen (2,407 million U.S. dollars) despite a large unfavorable impact of foreign exchange rates.  The significant increase in operating income was mainly due to an improvement in operating results in the NPS and CPD segments.  Excluding equity in net income (loss) of affiliated companies, restructuring charges and a non-cash charge related to LCD television asset impairment, operating income on an as adjusted basis increased 39.4 billion yen to 252.8 billion yen (3,046 million U.S. dollars) year-on-year.

Equity in net income of affiliated companies, recorded within operating income, was 14.1 billion yen (169 million U.S. dollars) compared to equity in net loss of 30.2 billion yen in the previous fiscal year.  Sony recorded equity in net income for Sony Ericsson of 4.2 billion yen (50 million U.S. dollars) compared to equity in net loss of 34.5 billion yen in the previous fiscal year.  Equity in net income for S-LCD increased 6.8 billion yen to 7.2 billion yen (87 million U.S. dollars).

During the fiscal year ended March 31, 2011, Sony recorded charges of 11.9 billion yen (143 million U.S. dollars), consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves, caused by the Great East Japan Earthquake (the “Earthquake”) that occurred on March 11, 2011.  In addition, there was a 5.1 billion yen (61 million U.S. dollars) impact from the estimated net margin loss associated with a decrease in sales resulting from the Earthquake and an estimate of variable costs.  Furthermore, Sony incurred incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses, in addition to charges for the disposal or impairment of fixed assets and inventories.  The impact of these expenses was 10.9 billion yen (131 million U.S. dollars); however, Sony has insurance policies that cover certain damages to fixed assets and inventories as well as the associated restoration costs, which are expected to offset almost all of these losses and expenses in the fiscal year ended March 31, 2011, as the recoveries from insurance claims are deemed probable.

The net effect of other income and expenses was income of 5.2 billion yen (63 million U.S. dollars), an improvement of 10.1 billion yen year-on-year, primarily due to the recording of a net foreign exchange gain in the current fiscal year compared to the recording of a net foreign exchange loss in the previous fiscal year.

Income before income taxes increased 178.1 billion yen to 205.0 billion yen (2,470 million U.S. dollars).

Income taxes: For the current fiscal year, Sony recorded 425.3 billion yen (5,125 million U.S. dollars) of income taxes, primarily resulting from the recording of a non-cash charge to establish a valuation allowance of 362.3 billion yen (4,365 million U.S. dollars) against certain deferred tax assets in Japan.  Sony evaluates its deferred tax assets on a tax jurisdiction basis to determine if a valuation allowance is required.  In Japan, Sony Corporation files a stand-alone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes.  Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss as of March 31, 2011.  Under U.S. GAAP, a three year cumulative loss is considered significant negative evidence regarding the realizability of deferred tax assets, which is difficult to overcome, particularly given the relatively short tax loss carry forward period of seven years in Japan and the adverse impact of the Earthquake on the near-term forecast for entities in Japan.  Accordingly, Sony determined in the fourth quarter of the fiscal year ended March 31, 2011 that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Japan.

The non-cash charge to establish a valuation allowance does not have any impact on Sony’s consolidated operating income or cash flow, nor does such an allowance preclude Sony from using the loss carry forwards or other deferred tax assets in the future.  It is also important to note that the establishment of this valuation allowance does not reflect a change in Sony’s view of its long-term corporate strategy.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 259.6 billion yen (3,128 million U.S. dollars), a deterioration of 218.8 billion yen year-on-year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer, Professional & Devices

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥3,518.1	¥3,572.7	+1.6%	$43,045
Operating income (loss)	(53.2)	2.9	-	35

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 1.6 % year-on-year (a 10% increase on a local currency basis) to 3,572.7 billion yen (43,045 million U.S. dollars).  (Sales to outside customers increased 4.3% year-on-year.)  This was primarily due to higher LCD television sales resulting from a significant increase in unit sales that came mostly from the Asia-Pacific, Other Areas, and Japan and higher semiconductor sales resulting from strong performance of small- and medium-sized LCD panels and image sensors.  The sales increase was partially offset by lower components sales resulting from a decrease in sales of storage media affected by market contraction and a decrease in sales of optical disc drives driven by price competition.  LCD television sales in Japan increased primarily due to both a program which provided consumers with a subsidy from the Japanese government and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was scheduled to be completed by July 2011.  The subsidy program ended on March 31, 2011.

Operating income of 2.9 billion yen (35 million U.S. dollars) was recorded, compared to a loss of 53.2 billion yen in the previous fiscal year.  This improvement was driven primarily by an increase in gross profit due to higher sales, a decrease in loss on sale, disposal or impairment of assets and other (net), and a decrease in restructuring charges.  These factors were partially offset by unfavorable foreign exchange rates and an increase in selling, general and administrative expenses primarily associated with higher marketing expenses.  In the previous fiscal year, a 27.1 billion yen non-cash charge related to LCD television asset impairment, not included in restructuring charges, was recorded.  (For reference to LCD television asset impairment, see note *** on page 2.)  Restructuring charges were 41.6 billion yen (501 million U.S. dollars) in the current fiscal year, compared with 75.9 billion yen recorded in the previous fiscal year.  The current fiscal year’s restructuring charges included expenses of 11.6 billion yen (140 million U.S. dollars) related to the transfer to third parties of the Barcelona factory in Europe and its asset impairment (executed in January 2011).  Categories that favorably impacted the change in segment operating results (excluding restructuring charges) include semiconductors, reflecting an increase in sales of image sensors, and professional solutions, reflecting an increase in sales of products such as digital cinema projectors.  A category that unfavorably impacted the change in segment operating results (excluding restructuring charges) was LCD televisions, reflecting a decline in unit selling prices and unfavorable foreign exchange rates, despite rising unit sales.

Networked Products & Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥1,572.6	¥1,579.3	+0.4%	$19,028
Operating income (loss)	(83.3)	35.6	-	429

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 0.4% year-on-year (a 9% increase on a local currency basis) to 1,579.3 billion yen (19,028 million U.S. dollars).  (Sales to outside customers decreased 1.2% year-on-year.)   Unfavorable foreign exchange rates offset increased sales mainly in PCs, which saw increased unit sales and an expanding market share in all regions, resulting in segment sales that were almost flat year-on year.

Operating income of 35.6 billion yen (429 million U.S. dollars) was recorded in the current fiscal year, compared to a loss of 83.3 billion yen in the previous fiscal year.  This improvement was mainly due to a significant improvement in the cost of sales ratio coupled with an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates.  A category that favorably impacted the change in segment operating results (excluding restructuring charges) was the game business, reflecting significant cost reductions of PlayStation®3 (“PS3”) hardware and higher unit sales of PS3 software.

*    *    *    *    *

Total Inventory for the CPD and NPS segments, as of March 31, 2011, was 608.0 billion yen (7,325 million U.S. dollars), an increase of 49.3 billion yen, or 8.8% year-on-year.  Inventory decreased by 29.9 billion yen, or 4.7% compared with the level as of December 31, 2010.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥705.2	¥600.0	-14.9%	$7,229
Operating income	42.8	38.7	-9.7	466

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 14.9% year-on-year (an 8% decrease on a U.S. dollar basis) to 600.0 billion yen (7,229 million U.S. dollars), primarily due to lower motion picture revenues and the appreciation of the yen against the U.S. dollar.  While the current year benefitted from the strong performances of The Karate Kid, Grown Ups and Salt, international theatrical and worldwide home entertainment revenues declined significantly in comparison to the previous fiscal year, which included 2012, Angels & Demons and Michael Jackson’s This Is It.  On a U.S. dollar basis, television revenues increased due to higher subscription and advertising revenues from a number of international channels and higher U.S. revenues from cable and syndication programming.

Operating income decreased 4.1 billion yen year-on-year to 38.7 billion yen (466 million U.S. dollars), primarily due to the appreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, operating income was almost flat year-on-year as lower home entertainment revenues from motion picture catalog product and the theatrical underperformance of How Do You Know were offset by the higher television revenues mentioned above.

In March 2011, SPE acquired an additional 5% equity interest and a controlling interest, including certain management rights, in the Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business. As a result, SPE’s total equity interest in GSN increased to 40%.  In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35% equity interest in GSN that it owned prior to the acquisition at the fair value of such interest at the time control was obtained.  This resulted in the recognition of a gain of 27.0 billion yen (325 million U.S. dollars), which is included in the current fiscal year’s operating income.  The current fiscal year’s operating income also includes a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America).  The total gain recognized from these two transactions was 30.3 billion yen (365 million U.S. dollars).

In the previous fiscal year, there were gains recognized from the sale of a portion of SPE’s equity interest in both HBO Latin America and GSN, as well as from the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe).  The total gain recognized from these sales was 30.3 billion yen.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011
Sales and operating revenue	¥522.6	¥470.7	-9.9%	$5,672
Operating income	36.5	38.9	+6.6	469

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above include the yen-translated results of SME, a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50% owned U.S. based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 9.9% year-on-year (a 5% decrease on a local currency basis) to 470.7 billion yen (5,672 million U.S. dollars).  This decrease was primarily due to the negative impact of the appreciation of the yen against the U.S. dollar, the especially strong performance of Michael Jackson product in the previous fiscal year and the continued contraction of the physical music market.  Best selling titles during the current year included ikimono-gakari’s IKIMONO BAKARI: MEMBERS’ BEST SELECTION, Susan Boyle’s The Gift, P!nk’s Greatest Hits … So Far!!!, Michael Jackson’s Michael and music from the cast of the hit television show Glee.

Operating income increased 2.4 billion yen year-on-year to 38.9 billion yen (469 million U.S. dollars).  Despite the decrease in sales, operating income increased due to decreases in marketing, restructuring and overhead costs.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	Change in yen	2011
Financial services revenue	¥851.4	¥806.5	-5.3%	$9,717
Operating income	162.5	118.8	-26.9	1,432

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 5.3% year-on-year to 806.5 billion yen (9,717 million U.S. dollars), primarily due to a decrease in revenue at Sony Life.  Revenue at Sony Life decreased 5.9% year-on-year to 696.7 billion yen (8,393 million U.S. dollars), primarily due to investment performance.  The decrease in revenue at Sony Life was partially offset by an increase in revenue from insurance premiums, reflecting a steady increase in policy amount in force.

Operating income decreased 43.7 billion yen year-on-year to 118.8 billion yen (1,432 million U.S. dollars), primarily due to a decrease in operating income at Sony Life.  Operating income at Sony Life decreased 48.9 billion yen year-on-year to 117.7 billion yen (1,418 million U.S. dollars).  The decrease was mainly due to recording of net valuation gains from investments in convertible bonds in the general account in the previous fiscal year resulting from a significant rise in the Japanese stock market, and an increase in the provision of policy reserves for variable insurance in the separate account, driven primarily by a decline in the Japanese stock market in the current fiscal year.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euro)
	Year ended March 31
	2010	2011	Change in euro
Sales and operating revenue	€6,457)	€6,034	-6.5%
Income (loss) before taxes	(654)	133	-
Net income (loss)	(522)	74	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the year ended March 31, 2011 decreased 6.5% year-on-year to 6,034 million euro.  This decrease was due to a decline in unit shipments as a result of a focus on high-end smartphones and reduction in size of the product portfolio.  Income before taxes of 133 million euro was recorded for the current year, compared to a loss before taxes of 654 million euro in the previous year.  This improvement was mainly due to the positive impact of a rise in the average selling price, a favorable product mix and improved cost structure.  In addition, there was a benefit relating to the reversal of warranty reserves.

As a result, Sony recorded equity in net income of Sony Ericsson of 4.2 billion yen (50 million U.S. dollars) for the current fiscal year, compared to a loss of 34.5 billion yen in the previous fiscal year.

Cash Flows

For Consolidated Statements of Cash Flows and charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14 respectively.

Operating Activities: During the current fiscal year, there was a net cash inflow of 616.2 billion yen (7,425 million U.S. dollars), a decrease of 296.7 billion yen, or 32.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 255.8 billion yen (3,082 million U.S. dollars) for the current fiscal year, a decrease of 314.4 billion yen, or 55.1% year-on-year.  This net cash inflow was mainly due to a cash contribution from net income after taking into account depreciation, amortization and deferred income taxes as well as a decrease in notes and accounts receivable, trade.  The inflow was partially offset by an increase in inventories.  The year-on-year decrease in net cash inflow was mainly due to a decrease in notes and accounts payable, trade and an increase of inventories, partially offset by an improvement of net income (loss) after taking into account depreciation, amortization and deferred income taxes and a decrease in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 369.5 billion yen (4,451 million U.S. dollars), an increase of 21.4 billion yen, or 6.2% year-on-year.  This net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life.  Compared with the previous fiscal year, net cash inflow increased primarily due to an increase in cash contribution from net income after excluding the impact of gains or losses on revaluation of marketable securities held for trading purpose as well as on revaluation or impairment of securities investments.

Investing Activities: During the current fiscal year, Sony used 714.4 billion yen (8,608 million U.S. dollars) of net cash in investing activities, a decrease of 31.6 billion yen, or 4.2% year-on-year.

For all segments excluding the Financial Services segment, there was a use of 137.6 billion yen (1,657 million U.S. dollars), a decrease of 110.3 billion yen, or 44.5% year-on-year.  During the current fiscal year, net cash was used mainly for purchases of manufacturing equipment.  The net cash used decreased year-on-year primarily due to smaller purchases of manufacturing equipment.

The Financial Services segment used 552.9 billion yen (6,661 million U.S. dollars) of net cash, an increase of 77.2 billion yen, or 16.2% year-on-year.  During the current fiscal year, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash outflow during the current fiscal year was partially offset by proceeds from the deconsolidation of a lease and rental business at SFI.  The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the current fiscal year was 118.3 billion yen (1,425 million U.S. dollars), a decrease of 204.0 billion yen, or 63.3% year-on-year.

Financing Activities: During the current fiscal year, 10.1 billion yen (122 million U.S. dollars) of net cash was used in financing activities, compared to 365.0 billion yen generated in the previous fiscal year.  For all segments excluding the Financial Services segment, there was 186.9 billion yen (2,251 million U.S. dollars) of net cash outflow, compared to a net cash inflow of 98.6 billion yen in the previous fiscal year.  This was primarily due to significantly higher levels of both issuances of long-term corporate bonds and borrowings from banks in the previous fiscal year.  There were no comparable issuances or borrowings during the current fiscal year; in addition, there was a 104.9 billion yen (1,264 million U.S. dollars) redemption of domestic straight bonds and a 52.0 billion yen (627 million U.S. dollars) repayment of a syndicated loan during the current fiscal year.  In the Financial Services segment, financing activities generated 143.7 billion yen (1,731 million U.S. dollars) of net cash, a decrease of 94.9 billion yen, or 39.8% year-on-year, primarily due to a smaller increase in deposits from customers at Sony Bank and increased repayments of long-term debt.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2011 was 1,014.4 billion yen (12,222 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 847.4 billion yen (10,210 million U.S. dollars) at March 31, 2011, a decrease of 137.5 billion yen, or 14.0%, compared with the balance as of March 31, 2010.  This was an increase of 73.5 billion yen, or 9.5%, compared with the balance as of December 31, 2010.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 755.2 billion yen (9,099 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2011.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 167.0 billion yen (2,012 million U.S. dollars) at March 31, 2011, a decrease of 39.7 billion yen, or 19.2%, compared with the balance as of March 31, 2010.  This was an increase of 21.1 billion yen, or 14.5%, compared with the balance as of December 31, 2010.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	2011

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥912.9	¥616.2	$7,425
Net cash used in investing activities reported in the consolidated statements of cash flows	(746.0)	(714.4)	(8,608)
	166.9	(98.2)	(1,183)

Less: Net cash provided by operating activities within the Financial Services segment	348.0	369.5	4,451
Less: Net cash used in investing activities within the Financial Services segment	(475.7)	(552.9)	(6,661)
Eliminations **	27.7	33.1	398

Cash flow provided by operating and investing activities combined excluding the Financial Services segment’s activities	¥322.3	¥118.3	$1,425

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Consolidated Results for the Fourth Quarter ended March 31, 2011

Sales for the fourth quarter ended March 31, 2011 decreased 7.8% to 1,580.8 billion yen (19,046 million U.S. dollars) compared to the same quarter of the previous fiscal year.

During the current quarter, the average rate of the yen was 81.3 yen against the U.S. dollar and 111.1 yen against the euro, which was 10.3% and 11.8% higher, respectively, than the same quarter in the previous fiscal year.  On a local currency basis, consolidated sales decreased 1%.  For references to sales on a local currency basis, see Note on page 10.

In the CPD segment, sales decreased due to lower sales of products such as components and compact digital cameras.  This decrease was partially offset by higher sales of interchangeable single lens cameras.  In the NPS segment, sales decreased due to lower sales of products such as PCs.  In the Pictures segment, sales decreased primarily due to lower home entertainment revenues from the current year’s film slate, as the same quarter in the previous fiscal year benefitted from the strong worldwide home entertainment performances of Michael Jackson’s This Is It and 2012, as well as the appreciation of the yen against the U.S. dollar.  In the Music segment, sales decreased primarily due to the continued decline of the physical music market and the negative impact of the appreciation of the yen against the U.S. dollar.  In the Financial Services segment, revenue decreased primarily due to a decline in revenue at Sony Life and a decrease in revenue at SFI resulting mainly from the deconsolidation of its lease and rental business.  The decline in revenue at Sony Life was primarily due to a decrease in net gains on sales of securities in the general account, partially offset by an increase in revenue from insurance premiums.

An operating loss of 73.4 billion yen (884 million U.S. dollars) was reported, a deterioration of 17.3 billion yen compared to the loss recorded in the same quarter of the previous fiscal year.  The primary factors causing the lower results include a significant decrease in operating income in the Financial Services segment described below.

In the CPD segment, operating loss improved.  In the same quarter of the previous fiscal year, a 27.1 billion yen non-cash charge was recorded related to LCD television asset impairment.  (For reference to LCD television asset impairment, see note*** on page 2.)  In addition, in the current quarter, semiconductors, reflecting strong performance of products such as image sensors, favorably impacted the changes in segment operating results.  In the NPS segment, operating loss deteriorated mainly due to lower sales of PlayStation®2 (“PS2”) hardware and software in the game business.  In the Pictures segment, despite lower sales, operating income increased primarily due to the higher gains recognized from the purchase and sale of interests in television businesses than the gains recognized in the same quarter in the previous fiscal year, as well as lower restructuring costs.  In the Music segment, operating results improved, despite lower sales, primarily due to lower restructuring, marketing and overhead costs.  In the Financial Services segment, operating income significantly decreased due to the increase in provisions of policy reserves for variable insurances in the separate account and the above-noted factors contributing to lower revenues in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 27.4 billion yen (330 million U.S. dollars) for the current quarter compared to 44.1 billion yen for the same quarter of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, was 0.3 billion yen (3 million U.S. dollars) compared to equity in net income of 3.1 billion yen in the same quarter of the previous fiscal year.  Equity in net income of Sony Ericsson decreased by 0.5 billion yen, to 0.5 billion yen (6 million U.S. dollars) during the current quarter.  This decrease was primarily due to a decline in the number of feature phones shipped.  Equity in net loss for S-LCD was 1.7 billion yen (20 million U.S. dollars), compared to equity in net income of 1.4 billion yen in the same quarter of the previous fiscal year.

During the current quarter, Sony recorded charges of 11.9 billion yen (143 million U.S. dollars), consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves, caused by the Earthquake.  In addition, there was a 5.1 billion yen (61 million U.S. dollars) impact from the estimated net margin loss associated with a decrease in sales resulting from the Earthquake and an estimate of variable costs.  For detail of the charges related to the Earthquake, see Consolidated Results for the Fiscal Year Ended March 31, 2011 on page 3.

The net effect of other income and expenses deteriorated 3.8 billion yen (46 million U.S. dollars) primarily due to the recording of a net foreign exchange loss in the current quarter versus a net foreign exchange gain in the previous year’s fourth quarter.

Loss before income taxes was 68.1 billion yen (821 million U.S. dollars), a deterioration of 21.2 billion yen, compared to the same quarter of the previous fiscal year due to the lower operating results discussed above.

Income taxes: During the current quarter, Sony recorded 313.3 billion yen (3,775 million U.S. dollars) of income taxes, resulting primarily from the recording of a non-cash charge to establish a valuation allowance of 362.3 billion yen (4,365 million U.S. dollars) against certain deferred tax assets in Japan.  For further details on this charge, see Consolidated Results for the Fiscal Year Ended March 31, 2011 on page 3.

Net loss attributable to Sony Corporation’s stockholders for the current quarter was 388.8 billion yen (4,684 million U.S. dollars), a deterioration of 332.2 billion yen.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rates in the previous fiscal year and the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year and the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2012

The forecast for consolidated results for the fiscal year ending March 31, 2012 are as follows:

	(Billions of yen)
	Current Forecast	Change from March 31, 2011 Results	March 31, 2011 Results
Sales and operating revenue	¥7,500	+4.4%	¥7,181.3
Operating income	200	+0.1	199.8
Income before income taxes	180	-12.2	205.0
Net income (loss) attributable to Sony Corporation’s stockholders	80	-	(259.6)

Assumed foreign currency exchange rates: approximately 83 yen to the U.S. dollar and approximately 115 yen to the euro.

Restructuring charges are expected to be approximately 25 billion yen for the Sony group in the fiscal year ending March 31, 2012 compared to 67.1 billion yen recorded in the fiscal year ended March 31, 2011.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Equity in net income of affiliated companies for the fiscal year ending March 31, 2012 is expected to be approximately 15 billion yen, compared to equity in net income of 14.1 billion yen in the fiscal year ended March 31, 2011.

The forecast for each business segment is as follows:

CPD

Sales are expected to increase year-on-year, despite the negative impact of the Earthquake, primarily due to higher sales in LCD televisions resulting from an anticipated increase in unit sales, and higher sales in semiconductors, which is anticipated to benefit from increased image sensor production capacity.  Operating income is expected to significantly increase, primarily due to continuous cost reductions and the above-mentioned sales increase in LCD televisions, as well as a decrease in restructuring charges.  The expected operating income increase is partially offset by the negative impact of the Earthquake, which is anticipated to primarily affect components and compact digital cameras.

NPS

Sales are expected to increase year-on-year primarily due to higher sales in the game business, PCs and network services.  In contrast, operating income is expected to significantly decrease, primarily due to lower unit sales of PSP® (PlayStation Portable) and PS2 hardware and software, as well as expenses associated with the unauthorized access to Sony’s PlayStation®Network, Qriocity™ and Sony Online Entertainment network services.  Please refer to the relevant section of the Management Policy on page 14 for more details.

Pictures

Sales are expected to increase year-on-year due to increases in worldwide theatrical and home entertainment revenues, television advertising and subscription revenues from SPE’s international channels, and revenues from television programming.  Segment operating income is expected to decrease, primarily due to the absence of a gain from the remeasurement of a previously owned equity interest that occurred in the fiscal year ended March 31, 2011.

Music

Sales are expected to decrease and operating income is expected to decrease primarily due to the ongoing contraction of the physical music market.

Financial Services

Sales are expected to increase due to the continued steady expansion of the business.  Segment operating income is expected to decrease year-on-year mainly due to contribution of the gain on sale of securities investments resulting from portfolio changes in the securities held at Sony Life that was recorded in the fiscal year ended March 31, 2011.  A gain on sale of securities investments resulting from portfolio changes in the securities held at Sony Life is not expected in the fiscal year ending March 31, 2012.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations for the fiscal year ending March 31, 2012, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be after April 1, 2011.  Accordingly, these market fluctuations could further impact the current forecast.

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Current Forecast	Change from March 31, 2011 Results	March 31, 2011 Results
Operating income	¥200	+0.1%	¥199.8
Less: Equity in net income of affiliated companies	15	+6.7	14.1
Add: Restructuring charges recorded within operating expenses	25	-62.7	67.1
Operating income, as adjusted	¥210	-16.9%	¥252.8

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving its objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2012 is as per the table below.

	(Billions of yen)
	Current Forecast	Change from March 31, 2011 Results	March 31, 2011 Results
Capital expenditures (addition to property, plant and equipment)*	¥330	+61.1%	¥204.9
Depreciation and amortization**	340	+4.5	325.4
[for property, plant and equipment (included above)	230	+7.8	213.4	]
Research and development expenses	460	+7.8	426.8

*   Investments in equity affiliates are not included within the forecast for capital expenditures.

**  The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

Capital expenditures are expected to increase significantly primarily due to the anticipated investments in image sensor production capacity expansion.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” on page 14.

Management Policy

(1)	Basic Policy on Corporate Management

Sony is engaged in a wide range of businesses, including the electronics, games, movies, music, network services and financial services businesses, and the mobile phone business via a joint venture.  Sony aims to improve profitability and achieve growth by (i) continuing its on-going restructuring and transformation initiatives, and (ii) using its unique strength from its broad scope of businesses to integrate its quality hardware, software, entertainment and network services assets into attractive products to be rolled out globally.

Sony also strives for a sustainable increase in corporate value to earn the satisfaction of its shareholders and investors, customers, employees and other stakeholders.

(2)	Corporate Management Strategy: Issues Facing Sony and Management’s Response to those Issues

The world economy in general appears to be continuing the gradual pace of recovery.  While growth will likely remain low for developed countries due to fiscal restructuring, high unemployment rates and stagnant housing markets, the growth rate forecasts for emerging countries, with their growing demand, are higher than those forecasts for developed countries.  A scenario in which emerging countries will lead world economic growth is becoming increasingly evident.

Faced with such circumstances, Sony has actively worked to achieve a strategic integration of hardware, content and networks over the past few years while establishing lateral platforms spanning production, procurement, logistics, customer service, global sales and marketing, R&D and common software design, achieving steady improvements in competitiveness and profitability.  In addition, Sony has worked aggressively to increase its sales of products from high-end to entry class models in emerging markets where demand is increasing due to economic growth.  These improvements enabled Sony to achieve a significant increase in consolidated operating income, reaching 199.8 billion yen for the fiscal year ended March 31, 2011, nearly 6.3 times that of the previous fiscal year’s amount, despite the substantial negative impact of foreign exchange rates.

Sony also reorganized its core businesses of electronics and network services into two new groups as of April 1, 2011:  the Consumer Products & Services (“CPS”) Group, which includes all of Sony’s consumer electronics products and the network services that link them; and the Professional, Device & Solutions (“PDS”) Group, which includes B2B businesses such as semiconductors and broadcasting and professional equipment, as well as the core device business, and new business fields.  For details of this reorganization, please refer to the press release announced on March 10, 2011 available at the following website: http://www.sony.net/SonyInfo/News/Press/201103/11-032E/index.html

In the CPS Group, Sony is aiming to step up the pace of next-generation, groundbreaking product development in both the home and mobile segments through the swift and flexible allocation of resources to the most important business areas of consumer electronics, games, and network services.  In the PDS Group, Sony plans to contribute to vertically integrated product development based on cutting-edge Sony technologies as well as core devices and to provide customers with solutions incorporating these, while also breaking into new businesses in growth areas such as the energy business field.

Through these structural reforms, Sony plans to accelerate its evolution and growth by making maximum use of its technological strengths as a corporation that provides appealing entertainment experiences and innovative solutions to customers worldwide.

In November 2009, Sony announced its aim to achieve a medium-term target of a consolidated operating margin of 5% and an ROE of 10% by the fiscal year ending March 31, 2013.  Since then, Sony’s business situation has become increasingly uncertain, reflecting volatile foreign exchange rates and intensified price competition in the consumer electronics markets.  Going forward, the situation is anticipated to become more challenging due to the impact of the Earthquake that occurred in March 2011.  Sony plans to respond to these challenging conditions, however, by pursuing the growth strategy mentioned above under the new management structure and based on the business structural reforms accomplished up to this point.

Production at ten manufacturing sites was suspended due to damage caused by the Earthquake, though nine of them had resumed or partially resumed production by April 28, 2011.  The remaining site in Tagajyo City, Miyagi Prefecture has finalized plans for resuming production.  Certain domestic and overseas manufacturing sites not directly affected by the disaster have also temporarily reduced operating rates on some production lines to accommodate difficulties with the procurement of raw materials, parts and other supplies.  Sony plans to continue to work for the rapid restoration of production of products for which production was affected, by reallocating inventory of raw materials and parts within the Sony group, using alternative materials or parts, and expanding sourcing for these, among other measures.

Sony’s network services of PlayStation®Network, Qriocity™ and Sony Online Entertainment came under cyber-attack in April 2011.  Sony shut down the services once a possibility of unauthorized access and undefined data loss had been confirmed, and conducted an in-depth and broad-ranging investigation together with several expert firms specializing in information security to try to determine the scope of the intrusion and theft, and then made public its understanding of the scope of the data breach.  Sony implemented new and additional security control measures, the mainstays of which were improving the surveillance function for monitoring new attacks, enhancing the detection function for unauthorized access and suspicious activities and increasing levels of encryption and data protection, before restoring any services.  Sony began the phased restoration of the services from May 15, 2011.

The network strategy is one of Sony’s most important strategies, and Sony will continue to contribute to the protection of personal information and the development of a secure and sound networked society, while further strengthening the information control structure for the entire Sony group.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to the Great East Japan Earthquake and its aftermath.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/

Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/10q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2010	2011	March 31, 2010		2011
Current assets:
Cash and cash equivalents	¥1,191,608	¥1,014,412		¥-177,196	$12,222
Marketable securities	579,493	646,171		+66,678	7,785
Notes and accounts receivable, trade	996,100	834,221		-161,879	10,051
Allowance for doubtful accounts and sales returns	(104,475)	(90,531)		+13,944	(1,091)
Inventories	645,455	704,043		+58,588	8,482
Deferred income taxes	197,598	133,059		-64,539	1,603
Prepaid expenses and other current assets	627,093	602,671		-24,422	7,262
Total current assets	4,132,872	3,844,046		-288,826	46,314

Film costs	310,065	275,389		-34,676	3,318

Investments and advances:
Affiliated companies	229,051	221,993		-7,058	2,675
Securities investments and other	5,070,342	5,670,662		+600,320	68,321
	5,299,393	5,892,655		+593,262	70,996

Property, plant and equipment:
Land	153,067	145,968		-7,099	1,759
Buildings	897,054	868,615		-28,439	10,465
Machinery and equipment	2,235,032	2,016,956		-218,076	24,301
Construction in progress	71,242	53,219		-18,023	641
	3,356,395	3,084,758		-271,637	37,166
Less-Accumulated depreciation	(2,348,444)	(2,159,890)		+188,554	(26,023)
	1,007,951	924,868		-83,083	11,143
Other assets:
Intangibles, net	378,917	391,122		+12,205	4,712
Goodwill	438,869	469,005		+30,136	5,651
Deferred insurance acquisition costs	418,525	428,262		+9,737	5,160
Deferred income taxes	403,537	239,587		-163,950	2,887
Other	475,985	460,054		-15,931	5,542
	2,115,833	1,988,030		-127,803	23,952
Total assets	¥12,866,114	¥12,924,988	¥	+58,874	$155,723

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥48,785	¥53,737	¥	+4,952	$647
Current portion of long-term debt	235,822	109,614		-126,208	1,321
Notes and accounts payable, trade	817,118	793,275		-23,843	9,558
Accounts payable, other and accrued expenses	1,003,197	1,013,037		+9,840	12,205
Accrued income and other taxes	69,175	79,076		+9,901	953
Deposits from customers in the banking business	1,509,488	1,647,752		+138,264	19,852
Other	376,340	430,488		+54,148	5,187
Total current liabilities	4,059,925	4,126,979		+67,054	49,723

Long-term debt	924,207	812,235		-111,972	9,786
Accrued pension and severance costs	295,526	271,320		-24,206	3,269
Deferred income taxes	236,521	306,227		+69,706	3,689
Future insurance policy benefits and other	3,876,292	4,225,373		+349,081	50,908
Other	188,088	226,952		+38,864	2,735
Total liabilities	9,580,559	9,969,086		+388,527	120,110

Redeemable noncontrolling interest	-	19,323		+19,323	233

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,822	630,921		+99	7,601
Additional paid-in capital	1,157,812	1,159,666		+1,854	13,972
Retained earnings	1,851,004	1,566,274		-284,730	18,871
Accumulated other comprehensive income	(669,058)	(804,204)		-135,146	(9,689)
Treasury stock, at cost	(4,675)	(4,670)		+5	(56)
	2,965,905	2,547,987		-417,918	30,699

Noncontrolling interests	319,650	388,592		+68,942	4,681
Total equity	3,285,555	2,936,579		-348,976	35,380
Total liabilities and equity	¥12,866,114	¥12,924,988	¥	+58,874	$155,723

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥6,293,005	¥6,304,401		$75,957
Financial services revenue	838,300	798,495		9,620
Other operating revenue	82,693	78,377		944
	7,213,998	7,181,273	-0.5%	86,521
Costs and expenses:
Cost of sales	4,892,563	4,831,363		58,209
Selling, general and administrative	1,544,890	1,501,813		18,094
Financial services expenses	671,550	675,788		8,142
(Gain) loss on sale, disposal or impairment of assets and other, net	42,988	(13,450)		(162)
	7,151,991	6,995,514	-2.2	84,283

Equity in net income (loss) of affiliated companies	(30,235)	14,062	-	169

Operating income	31,772	199,821	+528.9	2,407

Other income:
Interest and dividends	13,191	11,783		142
Gain on sale of securities investments, net	9,953	14,325		173
Foreign exchange gain, net	-	9,297		112
Other	20,690	9,561		115
	43,834	44,966	+2.6	542

Other expenses:
Interest	22,505	23,909		288
Loss on devaluation of securities investments	2,946	7,669		92
Foreign exchange loss, net	10,876	-		-
Other	12,367	8,196		99
	48,694	39,774	-18.3	479

Income before income taxes	26,912	205,013	+661.8	2,470

Income taxes	13,958	425,339		5,125

Net income (loss)	12,954	(220,326)	-	(2,655)

Less - Net income attributable to noncontrolling interests	53,756	39,259		473

Net loss attributable to Sony Corporation's stockholders	¥(40,802)	¥(259,585)	-%	$(3,128)

Per share data:
Net loss attributable to Sony Corporation's stockholders
— Basic	¥(40.66)	¥(258.66)	-%	$(3.12)
— Diluted	(40.66)	(258.66)	-	(3.12)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥1,481,178	¥1,355,773		$16,335
Financial services revenue	213,062	205,391		2,475
Other operating revenue	20,830	19,662		236
	1,715,070	1,580,826	-7.8%	19,046
Costs and expenses:
Cost of sales	1,185,478	1,102,057		13,278
Selling, general and administrative	394,145	375,601		4,525
Financial services expenses	164,281	190,157		2,291
(Gain) loss on sale, disposal or impairment of assets and other, net	30,302	(13,882)		(167)
	1,774,206	1,653,933	-6.8	19,927

Equity in net income (loss) of affiliated companies	3,097	(261)	-	(3)

Operating loss	(56,039)	(73,368)	-	(884)

Other income:
Interest and dividends	3,050	3,518		42
Gain on sale of securities investments, net	7,369	10,862		131
Foreign exchange gain, net	2,436	-		-
Other	4,730	3,536		43
	17,585	17,916	+1.9	216

Other expenses:
Interest	4,622	7,391		89
Loss on devaluation of securities investments	1,806	610		7
Foreign exchange loss, net	-	2,906		35
Other	2,101	1,783		22
	8,529	12,690	+48.8	153

Loss before income taxes	(46,983)	(68,142)	-	(821)

Income taxes	(5,399)	313,330		3,775

Net loss	(41,584)	(381,472)	-	(4,596)

Less - Net income attributable to noncontrolling interests	14,984	7,330		88

Net loss attributable to Sony Corporation's stockholders	¥(56,568)	¥(388,802)	-%	$(4,684)

Per share data:
Net loss attributable to Sony Corporation's stockholders
— Basic	¥(56.37)	¥(387.42)	-%	$(4.67)
— Diluted	(56.37)	(387.42)	-	(4.67)

Consolidated Statements of Changes in Stockholders' Equity
(Millions of yen)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥630,765	¥1,155,034	¥1,916,951	¥(733,443)	¥(4,654)	¥2,964,653	¥251,949	¥3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock based compensation		2,174				2,174		2,174

Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507
Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		118	61		61
Transactions with noncontrolling interests shareholders and other		547				547	3,179	3,726
Balance at March 31, 2010	¥630,822	¥1,157,812	¥1,851,004	¥(669,058)	¥(4,675)	¥2,965,905	¥319,650	¥3,285,555

Balance at March 31, 2010	¥630,822	¥1,157,812	¥1,851,004	¥(669,058)	¥(4,675)	¥2,965,905	¥319,650	¥3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock based compensation		1,782				1,782		1,782

Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)
Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488
Balance at March 31, 2011	¥630,921	¥1,159,666	¥1,566,274	¥(804,204)	¥(4,670)	¥2,547,987	¥388,592	¥2,936,579

			(Millions of U.S. dollars)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	$7,600	$13,950	$22,301	$(8,061)	$(56)	$35,734	$3,851	$39,585
Exercise of stock acquisition rights	1	1				2	-	2
Stock based compensation		21				21		21

Comprehensive income:
Net income (loss)			(3,128)			(3,128)	473	(2,655)
Other comprehensive income, net of tax
Unrealized losses on securities				(145)		(145)	(42)	(187)
Unrealized losses on derivative instruments				(19)		(19)		(19)
Pension liability adjustment				(38)		(38)	(2)	(40)
Foreign currency translation adjustments				(1,426)		(1,426)	(7)	(1,433)
Total comprehensive income (loss)						(4,756)	422	(4,334)

Stock issue costs, net of tax			-			-		-
Dividends declared			(302)			(302)	(80)	(382)
Purchase of treasury stock					(1)	(1)		(1)
Reissuance of treasury stock			-		1	1		1
Transactions with noncontrolling interests shareholders and other		-				-	488	488
Balance at March 31, 2011	$7,601	$13,972	$18,871	$(9,689)	$(56)	$30,699	$4,681	$35,380

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)	¥12,954	¥(220,326)	$(2,655)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	371,004	325,366	3,920
Amortization of film costs	277,665	250,192	3,014
Stock-based compensation expense	2,202	1,952	24
Accrual for pension and severance costs, less payments	(9,763)	(15,229)	(183)
(Gain) loss on sale, disposal or impairment of assets and other, net	42,988	(13,450)	(162)
(Gain) loss on sale or devaluation of securities investments, net	(7,007)	(6,656)	(81)
(Gain) loss on revaluation of marketable securities held in the financial	(49,837)	10,958	132
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	(53,984)	5,080	61
in the financial service business, net
Deferred income taxes	(34,740)	307,421	3,704
Equity in net (income) losses of affiliated companies, net of dividends	36,183	(11,479)	(138)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(53,306)	104,515	1,259
(Increase) decrease in inventories	148,584	(112,089)	(1,350)
Increase in film costs	(296,819)	(244,063)	(2,941)
Increase (decrease) in notes and accounts payable, trade	262,032	(18,119)	(218)
Increase (decrease) in accrued income and other taxes	63,619	(8,020)	(97)
Increase in future insurance policy benefits and other	284,972	278,897	3,360
Increase in deferred insurance acquisition costs	(71,999)	(69,196)	(834)
Increase in marketable securities held in the financial service business for trading purpose	(8,335)	(30,102)	(363)
Increase in other current assets	(32,405)	(89,473)	(1,078)
Increase in other current liabilities	5,321	56,076	676
Other	23,578	113,990	1,375
Net cash provided by operating activities	912,907	616,245	7,425

Cash flows from investing activities:
Payments for purchases of fixed assets	(338,050)	(253,688)	(3,056)
Proceeds from sales of fixed assets	15,671	18,743	226
Payments for investments and advances by financial service business	(1,581,841)	(1,458,912)	(17,577)
Payments for investments and advances (other than financial service business)	(41,838)	(15,316)	(185)
Proceeds from maturities of marketable securities, sales of securities investments	1,128,500	874,031	10,530
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	54,324	30,332	365
and collections of advances (other than financial service business)
Proceeds from sales of businesses	22,084	99,335	1,197
Other	(4,854)	(8,964)	(108)
Net cash used in investing activities	(746,004)	(714,439)	(8,608)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	510,128	1,499	18
Payments of long-term debt	(144,105)	(216,212)	(2,605)
Increase (decrease) in short-term borrowings, net	(250,252)	6,120	74
Increase in deposits from customers in the financial service business, net	276,454	229,327	2,763
Dividends paid	(25,085)	(25,098)	(302)
Other	(2,126)	(5,748)	(70)
Net cash provided by (used in) financing activities	365,014	(10,112)	(122)

Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)	(830)

Net increase (decrease) in cash and cash equivalents	530,819	(177,196)	(2,135)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,357

Cash and cash equivalents at end of the fiscal year	¥1,191,608	¥1,014,412	$12,222

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2010	2011	Change	2011
Consumer, Professional & Devices
Customers	¥3,207,546	¥3,345,048	+4.3%	$40,302
Intersegment	310,573	227,696		2,743
Total	3,518,119	3,572,744	+1.6	43,045

Networked Products & Services
Customers	1,511,575	1,493,136	-1.2	17,990
Intersegment	61,041	86,195		1,038
Total	1,572,616	1,579,331	+0.4	19,028

Pictures
Customers	705,237	599,654	-15.0	7,225
Intersegment	-	312		4
Total	705,237	599,966	-14.9	7,229

Music
Customers	511,097	457,771	-10.4	5,515
Intersegment	11,519	12,972		157
Total	522,616	470,743	-9.9	5,672

Financial Services
Customers	838,300	798,495	-4.7	9,620
Intersegment	13,096	8,031		97
Total	851,396	806,526	-5.3	9,717

All Other
Customers	379,862	377,816	-0.5	4,552
Intersegment	80,904	70,004		843
Total	460,766	447,820	-2.8	5,395

Corporate and elimination	(416,752)	(295,857)	-	(3,565)
Consolidated total	¥7,213,998	¥7,181,273	-0.5%	$86,521

Consumer, Professional & Devices (“CPD”) intersegment amounts primarily consist of transactions with the Networked Products & Services (“NPS”) segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer, Professional & Devices	¥(53,174)	¥2,898	-%	$35
Networked Products & Services	(83,265)	35,569	-	429
Pictures	42,814	38,669	-9.7	466
Music	36,513	38,927	+6.6	469
Financial Services	162,492	118,818	-26.9	1,432
Equity in net income (loss) of Sony Ericsson	(34,514)	4,155	-	50
All Other	(4,976)	8,554	-	102
Total	65,890	247,590	+275.8	2,983

Corporate and elimination	(34,118)	(47,769)	-	(576)
Consolidated total	¥31,772	¥199,821	+528.9%	$2,407

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.  This revision had no impact on the consolidated results.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2010	2011	Change	2011
Consumer, Professional & Devices
Customers	¥719,367	¥689,245	-4.2%	$8,304
Intersegment	47,621	17,771		214
Total	766,988	707,016	-7.8	8,518

Networked Products & Services
Customers	356,444	301,156	-15.5	3,628
Intersegment	12,940	16,554		200
Total	369,384	317,710	-14.0	3,828

Pictures
Customers	195,591	173,768	-11.2	2,094
Intersegment	-	312		3
Total	195,591	174,080	-11.0	2,097

Music
Customers	122,484	106,622	-13.0	1,285
Intersegment	3,358	3,030		36
Total	125,842	109,652	-12.9	1,321

Financial Services
Customers	213,062	205,391	-3.6	2,475
Intersegment	3,074	1,145		13
Total	216,136	206,536	-4.4	2,488

All Other
Customers	89,401	75,809	-15.2	913
Intersegment	22,623	15,904		192
Total	112,024	91,713	-18.1	1,105

Corporate and elimination	(70,895)	(25,881)	-	(311)
Consolidated total	¥1,715,070	¥1,580,826	-7.8	$19,046

Consumer, Professional & Devices (“CPD”) intersegment amounts primarily consist of transactions with the Networked Products & Services (“NPS”) segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer, Professional & Devices	¥(101,620)	¥(90,870)	-%	$(1,095)
Networked Products & Services	(6,965)	(13,280)	-	(160)
Pictures	33,271	35,936	+8.0	433
Music	(608)	3,846	-	46
Financial Services	46,436	13,099	-71.8	158
Equity in net income of Sony Ericsson	1,056	522	-50.6	6
All Other	(6,661)	2,100	-	26
Total	(35,091)	(48,647)	-	(586)

Corporate and elimination	(20,948)	(24,721)	-	(298)
Consolidated total	¥(56,039)	¥(73,368)	-%	$(884)

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.  This revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011

Consumer, Professional & Devices
Televisions	¥1,005,773	¥1,200,491	+19.4%	$14,464
Digital Imaging	664,502	642,570	-3.3	7,742
Audio and Video	449,882	426,594	-5.2	5,140
Semiconductors	299,715	358,396	+19.6	4,318
Components	476,097	410,090	-13.9	4,941
Professional Solutions	295,360	287,394	-2.7	3,463
Other	16,217	19,513	+20.3	234
Total	3,207,546	3,345,048	+4.3	40,302

Networked Products & Services
Game	840,711	798,405	-5.0	9,619
PC and Other Networked Businesses	670,864	694,731	+3.6	8,371
Total	1,511,575	1,493,136	-1.2	17,990

Pictures	705,237	599,654	-15.0	7,225
Music	511,097	457,771	-10.4	5,515
Financial Services	838,300	798,495	-4.7	9,620
All Other	379,862	377,816	-0.5	4,552
Corporate	60,381	109,353	+81.1	1,317
Consolidated total	¥7,213,998	¥7,181,273	-0.5%	$86,521

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011

Consumer, Professional & Devices
Televisions	¥202,721	¥230,822	+13.9%	$2,781
Digital Imaging	133,694	119,371	-10.7	1,438
Audio and Video	90,929	84,241	-7.4	1,015
Semiconductors	82,668	81,482	-1.4	982
Components	123,830	95,180	-23.1	1,147
Professional Solutions	78,870	72,636	-7.9	875
Other	6,655	5,513	-17.1	66
Total	719,367	689,245	-4.2	8,304

Networked Products & Services
Game	178,161	161,892	-9.1	1,951
PC and Other Networked Businesses	178,283	139,264	-21.9	1,677
Total	356,444	301,156	-15.5	3,628

Pictures	195,591	173,768	-11.2	2,094
Music	122,484	106,622	-13.0	1,285
Financial Services	213,062	205,391	-3.6	2,475
All Other	89,401	75,809	-15.2	913
Corporate	18,721	28,835	+54.0	347
Consolidated total	¥1,715,070	¥1,580,826	-7.8%	$19,046

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers which is shown in the Business Segment  Information on pages F-6 and F-7.
Sony management views the CPD segment and the NPS segment as single operating segments.  However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2011.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, interchangeable single lens cameras and video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small- and medium-sized LCD panels; Components includes batteries, recording media and data recording systems, and Professional Solutions includes broadcast- and professional-use products.  In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥2,099,297	¥2,152,552	+2.5%	$25,934
United States	1,595,016	1,443,693	-9.5	17,394
Europe	1,644,698	1,539,432	-6.4	18,547
Asia-Pacific	1,193,573	1,288,412	+7.9	15,523
Other Areas	681,414	757,184	+11.1	9,123
Total	¥7,213,998	¥7,181,273	-0.5%	$86,521

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥528,607	¥503,597	-4.7%	$6,067
United States	365,931	301,337	-17.7	3,631
Europe	358,933	320,907	-10.6	3,866
Asia-Pacific	305,329	289,178	-5.3	3,484
Other Areas	156,270	165,807	+6.1	1,998
Total	¥1,715,070	¥1,580,826	-7.8%	$19,046

The 2010 geographic information in the table above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan and United States are as follows:
(1)	Europe: United Kingdom, France, Germany, Russia and Spain
(2)	Asia-Pacific: China, Taiwan, India, South Korea and Oceania
(3)	Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
ASSETS	2010	2011	2011
Current assets:
Cash and cash equivalents	¥206,742	¥167,009	$2,012
Marketable securities	576,129	643,171	7,749
Other	265,465	146,566	1,766
	1,048,336	956,746	11,527

Investments and advances	4,967,125	5,580,418	67,234
Property, plant and equipment	34,725	30,034	362
Other assets:
Deferred insurance acquisition costs	418,525	428,262	5,160
Other	108,421	66,944	806
	526,946	495,206	5,966
	¥6,577,132	¥7,062,404	$85,089
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥86,102	¥23,191	$279
Notes and accounts payable, trade	13,709	1,705	21
Deposits from customers in the banking business	1,509,488	1,647,752	19,852
Other	164,545	209,168	2,520
	1,773,844	1,881,816	22,672

Long-term debt	42,536	16,936	204
Future insurance policy benefits and other	3,876,292	4,225,373	50,908
Other	201,825	209,040	2,519
Total liabilities	5,894,497	6,333,165	76,303

Equity:
Stockholders' equity of Financial Services	681,500	727,955	8,771
Noncontrolling interests	1,135	1,284	15
Total equity	682,635	729,239	8,786

	¥6,577,132	¥7,062,404	$85,089

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
ASSETS	2010	2011	2011
Current assets:
Cash and cash equivalents	¥984,866	¥847,403	$10,210
Marketable securities	3,364	3,000	36
Notes and accounts receivable, trade	887,694	742,297	8,943
Other	1,243,345	1,314,419	15,837
	3,119,269	2,907,119	35,026

Film costs	310,065	275,389	3,318
Investments and advances	376,669	345,660	4,165
Investments in Financial Services, at cost	116,843	115,806	1,395
Property, plant and equipment	973,226	894,834	10,781
Other assets	1,626,764	1,526,389	18,390
	¥6,522,836	¥6,065,197	$73,075
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥230,631	¥152,664	$1,839
Notes and accounts payable, trade	804,336	791,570	9,537
Other	1,291,481	1,320,741	15,913
	2,326,448	2,264,975	27,289

Long-term debt	893,418	799,389	9,631
Accrued pension and severance costs	283,382	257,395	3,101
Other	299,808	401,938	4,843
Total liabilities	3,803,056	3,723,697	44,864

Redeemable noncontrolling interest	-	19,323	233

Equity:
Stockholders' equity of Sony without Financial Services	2,662,712	2,217,106	26,712
Noncontrolling interests	57,068	105,071	1,266
Total equity	2,719,780	2,322,177	27,978

	¥6,522,836	¥6,065,197	$73,075

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
ASSETS	2010	2011	2011
Current assets:
Cash and cash equivalents	¥1,191,608	¥1,014,412	$12,222
Marketable securities	579,493	646,171	7,785
Notes and accounts receivable, trade	891,625	743,690	8,960
Other	1,470,146	1,439,773	17,347
	4,132,872	3,844,046	46,314

Film costs	310,065	275,389	3,318
Investments and advances	5,299,393	5,892,655	70,996
Property, plant and equipment	1,007,951	924,868	11,143
Other assets:
Deferred insurance acquisition costs	418,525	428,262	5,160
Other	1,697,308	1,559,768	18,792
	2,115,833	1,988,030	23,952
	¥12,866,114	¥12,924,988	$155,723
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥284,607	¥163,351	$1,968
Notes and accounts payable, trade	817,118	793,275	9,558
Deposits from customers in the banking business	1,509,488	1,647,752	19,852
Other	1,448,712	1,522,601	18,345
	4,059,925	4,126,979	49,723

Long-term debt	924,207	812,235	9,786
Accrued pension and severance costs	295,526	271,320	3,269
Future insurance policy benefits and other	3,876,292	4,225,373	50,908
Other	424,609	533,179	6,424
Total liabilities	9,580,559	9,969,086	120,110

Redeemable noncontrolling interest	-	19,323	233

Equity:
Sony Corporation's stockholders' equity	2,965,905	2,547,987	30,699
Noncontrolling interests	319,650	388,592	4,681
Total equity	3,285,555	2,936,579	35,380

	¥12,866,114	¥12,924,988	$155,723

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2010	2011	Change	2011

Financial services revenue	¥851,396	¥806,526	-5.3%	$9,717
Financial services expenses	687,559	685,747	-0.3	8,261
Equity in net loss of affiliated companies	(1,345)	(1,961)	-	(24)
Operating income	162,492	118,818	-26.9	1,432
Other income (expenses), net	(966)	868	-	10
Income before income taxes	161,526	119,686	-25.9	1,442
Income taxes and other	54,721	48,570	-11.2	585
Net income of Financial Services	¥106,805	¥71,116	-33.4%	$857

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2010	2011	Change	2011

Net sales and operating revenue	¥6,381,094	¥6,388,759	+0.1%	$76,973
Costs and expenses	6,484,642	6,326,233	-2.4	76,220
Equity in net income (loss) of affiliated companies	(28,890)	16,023	-	193
Operating income (loss)	(132,438)	78,549	-	946
Other income (expenses), net	1,836	10,790	+487.7	130
Income (loss) before income taxes	(130,602)	89,339	-	1,076
Income taxes and other	(34,081)	387,375	-	4,667
Net loss of Sony without Financial Services	¥(96,521)	¥(298,036)	-%	$(3,591)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2010	2011	Change	2011

Financial services revenue	¥838,300	¥798,495	-4.7%	$9,620
Net sales and operating revenue	6,375,698	6,382,778	+0.1	76,901
	7,213,998	7,181,273	-0.5	86,521
Costs and expenses	7,151,991	6,995,514	-2.2	84,283
Equity in net income (loss) of affiliated companies	(30,235)	14,062	-	169
Operating income	31,772	199,821	+528.9	2,407
Other income (expenses), net	(4,860)	5,192	-	63
Income before income taxes	26,912	205,013	+661.8	2,470
Income taxes and other	67,714	464,598	+586.1	5,598
Net loss attributable to Sony Corporation's stockholders	¥(40,802)	¥(259,585)	-%	$(3,128)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended March 31
	2010	2011	Change	2011

Financial services revenue	¥216,136	¥206,536	-4.4%	$2,488
Financial services expenses	169,305	192,773	+13.9	2,322
Equity in net loss of affiliated companies	(395)	(664)	-	(8)
Operating income	46,436	13,099	-71.8	158
Other income (expenses), net	(103)	889	-	11
Income before income taxes	46,333	13,988	-69.8	169
Income taxes and other	14,997	7,968	-46.9	96
Net income of Financial Services	¥31,336	¥6,020	-80.8%	$73

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended March 31
	2010	2011	Change	2011

Net sales and operating revenue	¥1,502,326	¥1,376,949	-8.3%	$16,590
Costs and expenses	1,608,811	1,464,437	-9.0	17,644
Equity in net income of affiliated companies	3,492	403	-88.5	5
Operating loss	(102,993)	(87,085)	-	(1,049)
Other income (expenses), net	9,677	4,955	-48.8	59
Loss before income taxes	(93,316)	(82,130)	-	(990)
Income taxes and other	(18,665)	308,742	-	3,719
Net loss of Sony without Financial Services	¥(74,651)	¥(390,872)	-%	$(4,709)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended March 31
	2010	2011	Change	2011

Financial services revenue	¥213,062	¥205,391	-3.6%	$2,475
Net sales and operating revenue	1,502,008	1,375,435	-8.4	16,571
	1,715,070	1,580,826	-7.8	19,046
Costs and expenses	1,774,206	1,653,933	-6.8	19,927
Equity in net income (loss) of affiliated companies	3,097	(261)	-	(3)
Operating loss	(56,039)	(73,368)	-	(884)
Other income (expenses), net	9,056	5,226	-42.3	63
Loss before income taxes	(46,983)	(68,142)	-	(821)
Income taxes and other	9,585	320,660	-	3,863
Net loss attributable to Sony Corporation's stockholders	¥(56,568)	¥(388,802)	-%	$(4,684)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2010	2011	2011

Net cash provided by operating activities	¥348,033	¥369,458	$4,451
Net cash used in investing activities	(475,720)	(552,889)	(6,661)
Net cash provided by financing activities	238,635	143,698	1,731
Net increase (decrease) in cash and cash equivalents	110,948	(39,733)	(479)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742	2,491
Cash and cash equivalents at end of the fiscal year	¥206,742	¥167,009	$2,012

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2010	2011	2011

Net cash provided by operating activities	¥570,222	¥255,849	$3,082
Net cash used in investing activities	(247,897)	(137,561)	(1,657)
Net cash provided by (used in) financing activities	98,644	(186,861)	(2,251)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)	(830)
Net increase (decrease) in cash and cash equivalents	419,871	(137,463)	(1,656)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866	11,866
Cash and cash equivalents at end of the fiscal year	¥984,866	¥847,403	$10,210

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2010	2011	2011

Net cash provided by operating activities	¥912,907	¥616,245	$7,425
Net cash used in investing activities	(746,004)	(714,439)	(8,608)
Net cash provided by (used in) financing activities	365,014	(10,112)	(122)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)	(830)
Net increase (decrease) in cash and cash equivalents	530,819	(177,196)	(2,135)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,357
Cash and cash equivalents at end of the fiscal year	¥1,191,608	¥1,014,412	$12,222

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥83 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2011.

2.	As of March 31, 2011, Sony had 1,277 consolidated subsidiaries (including variable interest entities) and 82 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net loss attributable to Sony Corporation's stockholders	2010	2011
— Basic	1,003,520	1,003,559
— Diluted	1,003,520	1,003,559

	(Thousands of shares)
	Three months ended March 31
Net loss attributable to Sony Corporation's stockholders	2010	2011
— Basic	1,003,513	1,003,580
— Diluted	1,003,513	1,003,580

All potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2010 and 2011, and for the three months ended March 31, 2010 and 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years and three month periods.

4.	Recently adopted accounting pronouncements:

Multiple element arrangements and software deliverables -
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -
In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (“QSPE”) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -
In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been revised to conform to the current presentation.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment)	¥192,724	¥204,862	$2,468
Depreciation and amortization expenses*	371,004	325,366	3,920
(Depreciation expenses for property, plant and equipment)	(260,169)	(213,354)	(2,571)
Research and development expenses	432,001	426,814	5,142

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment)	¥43,939	¥76,644	$923
Depreciation and amortization expenses*	94,939	79,729	961
(Depreciation expenses for property, plant and equipment)	(65,216)	(54,009)	(651)
Research and development expenses	116,287	114,721	1,382

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

(Subsequent events)
On April 1 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired semiconductor fabrication facilities from Toshiba Corporation (“Toshiba”).  The fabrication facilities were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc. (“SCEI”), a wholly-owned subsidiary of Sony Corporation.  The purchase price for the facilities was 53,000 million yen.  NSM was dissolved on March 31, 2011, and accordingly Toshiba, Sony Corporation and SCEI terminated the NSM joint venture relationship.